Exhibit 21.1

SUBSIDIARIES OF ON DECK CAPITAL, INC.

Name	Jurisdiction
ODCS, LLC	Delaware
On Deck Asset Company, LLC	Delaware
On Deck Capital, Inc.	British Columbia
OnDeck Account Receivables Trust 2013-1 LLC	Delaware
OnDeck Asset Pool, LLC	Delaware
OnDeck Asset Securitization Trust LLC	Delaware
Small Business Asset Fund 2009 LLC	Delaware
Small Business Funding Trust	Delaware